Exhibit 21.1

SUBSIDIARIES OF ZILLOW GROUP, INC.

Name	Place of Organization

MFTB Holdco, Inc.	Washington Corporation

Zillow, Inc.	Washington Corporation

Zillow Group Mortgages, Inc.	Washington Corporation

Zillow (Canada), Inc.	British Columbia Corporation

Trulia, LLC	Delaware Limited Liability Company

Naked Apartments, LLC	Delaware Limited Liability Company

Bridge Interactive Group, LLC	Delaware Limited Liability Company

DotLoop, LLC	Delaware Limited Liability Company

FastStart Real Estate Services Holdco, Inc.	Washington Corporation

FastStart Real Estate Services, LLC	Nevada Limited Liability Company

RealEstate.com Inc.	Nevada Corporation

FastStart Real Estate Services (Canada) Corporation	Nova Scotia Corporation

FastStart Real Estate Services (California), Inc.	Nevada Corporation